SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2005
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒       Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐       No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐       No ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)
Yes ☐       No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                    )

SIGNATURE
EXHIBIT INDEX
EX-99.1 PRESS RELEASE, DATED SEPTEMBER 23, 2005
EX-99.2 ANNOUNCEMENT, DATED SEPTEMBER 23, 2005

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:
99.1:	Press release, dated September 23, 2005, regarding the Registrant’s interim results for the six months ended June 30, 2005.
99.2:	Announcement, dated September 23, 2005 and published in the newspapers in Hong Kong on September 26, 2005, regarding the Registrant’s interim results for the six months ended June 30, 2005.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: September 26, 2005

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EXHIBIT INDEX

Exhibit	Description

99.1:	Press release, dated September 23, 2005, regarding the Registrant’s interim results for the six months ended June 30, 2005.

99.2:	Announcement, dated September 23, 2005 and published in the newspapers in Hong Kong on September 26, 2005, regarding the Registrant’s interim results for the six months ended June 30, 2005.

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